SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission file number 33-38827

CATELLUS DEVELOPMENT CORPORATION

PROFIT SHARING & SAVINGS PLAN

AND TRUST

(Full title of the plan and the address of the plan)

CATELLUS DEVELOPMENT CORPORATION

201 Mission Street

San Francisco, California 94105

(Name of issuer of the securities and the address of its principal executive office)

REQUIRED INFORMATION

1.               Audited Statement of Net Assets Available for Plan Benefits at December 31, 2004 and 2003 and Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004 are contained in this Annual Report.

2.               Consent of PricewaterhouseCoopers LLP, independent auditors, is contained in this Annual Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATELLUS DEVELOPMENT CORPORATION
PROFIT SHARING & SAVINGS PLAN AND TRUST

Date:	June 29, 2005	By:	/s/ Joyce Ibardolasa
Joyce Ibardolasa
Member
Administrative Committee

EXHIBIT INDEX

Exhibit Number
1	Plan Financial Statements
23	Consent of Independent Registered Public Accounting Firm